# TGP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 51,963 |
| Accounts receivable | 38,868 |
| Prepaid expenses | 1,115 |
| Total assets | $ 91,946 |
| | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 7,208 |
| Compensation payable | 65,455 |
| Total liabilities | 72,663 |
| | |
| **Commitments and Contingencies** | |
| **Shareholders' equity** (Note 4) | |
| Capital stock | 10 |
| Additional paid-in capital | 208,643 |
| Retained (deficit) | (189,370) |
| Total shareholders' equity | 19,283 |
| Total liabilities and shareholders' equity | $ 91,946 |